April 25, 2013
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control – EDGAR

RE:	RiverSource Life Insurance Company (“Company”)
     on behalf of RiverSource Variable Annuity Account (“Registrant”)
Post-Effective Amendment No. 19 on Form N-4
File Nos. 333-139763 and 811-07195
     RiverSource® Innovations Select Variable Annuity
     RiverSource® Endeavor Select Variable Annuity
     RiverSource® Innovations Variable Annuity
     RiverSource® Innovations Classic Select Variable Annuity
     RiverSource® Innovations Classic Variable Annuity
     RiverSource® New Solutions Variable Annuity
     Evergreen EssentialSM Variable Annuity
     Evergreen New Solutions Select Variable Annuity
     Evergreen New Solutions Variable Annuity
Wells Fargo Advantage® Select Variable Annuity
Dear Mr. Cowan:
On behalf of RiverSource Variable Annuity Account (“Registrant”), RiverSource Life Insurance Company (“Company”) is filing electronically Registrant’s Post-Effective Amendment No. 19 (“Amendment No. 19”) on Form N-4 pursuant to Rule 485(b) of the Securities Act of 1933 (“1933 Act”). In this Amendment No. 19 Registrant updated financial information as required under Section 10(a)(3) of the 1933 Act. In conjunction therewith, Registrant has made other non-material changes as it has deemed appropriate. This Amendment No. 19 does not contain disclosure that would render it ineligible to become effective pursuant to pursuant Rule 485(b) under the 1933 Act.
The prospectuses have been marked to show the changes from Post-Effective Amendment No. 16, filed on or about April 20, 2012. Statement of Additional Information filed electronically as Part B to Post-Effective Amendment No. 15 to Registration Statement No. 333-139760 on or about April 23, 2013, is incorporated by reference to this Post-Effective Amendment No. 19.
The Company will be filing concurrently under separate cover Post-Effective Amendment No. 2 (“S-3 Amendment No. 2“) to Registration Statement 333-139776 on Form S-3 for the purpose of updating financial information and making non-material changes to the RiverSource MVA Account. Pursuant to Rule 429 under the 1933 Act, the prospectuses contained herein also relate to and constitute Post-Effective Amendments to Registration Statement Nos. 333-114937, 333-65080 and 333-86297. The RiverSource MVA Account is the Registrant offering the market value adjustment securities described in the variable annuity prospectuses contained in this Amendment No 19. The Company will be seeking acceleration of S-3 Amendment No. 2 to coincide with the effective date of this Amendment No. 19, which is April 29, 2013.
If you have any questions regarding this filing, please contact me at (612) 678-4177 or Boba Selimovic at (612) 671-7449.
Sincerely,

/s/ Dixie Carroll Dixie Carroll
Assistant General Counsel and
Assistant Secretary